CUSIP No.	23344D108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Dada Nexus Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

23344D108 (1)

(CUSIP Number)

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

+86 10 8911-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)

There is no CUSIP number assigned to ordinary shares of the issuer. CUSIP number 23344D108 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The NASDAQ Global Select Market under the symbol “DADA.” Each ADS represents four ordinary shares of the issuer.

CUSIP No.	23344D108

1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 562,243,238 ordinary shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 562,243,238 ordinary shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 562,243,238 ordinary shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 53.9% (2)
14	Type of Reporting Person (See Instructions) HC

(1)

Includes (i) 543,635,690 ordinary shares of the issuer directly held by JD Sunflower Investment Limited and (ii) 18,607,548 ordinary shares of the issuer (represented by 4,651,887 ADSs) directly held by Windcreek Limited. Each of JD Sunflower Investment Limited and Windcreek Limited is a direct wholly-owned subsidiary of JD.com Investment Limited, which is in turn a direct wholly-owned subsidiary of JD.com, Inc. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of JD.com, Inc. and JD.com Investment Limited may be deemed to beneficially own all of the ordinary shares of the issuer (including ordinary shares of the issuer represented by ADSs) held by JD Sunflower Investment Limited and Windcreek Limited respectively in the Issuer and share with JD Sunflower Investment Limited and Windcreek Limited respectively the voting power and dispositive power of such shares.

(2)

The percentage is calculated based on a total of 1,043,864,002 ordinary shares of the issuer issued and outstanding, comprising of (i) 1,024,936,126 ordinary shares of the issuer issued and outstanding as of April 25, 2023 (excluding 50,577,604 ordinary shares of the issuer reserved for future exercise of certain granted share options under the 2015 Equity Incentive Plan and the 2020 Share Incentive Plan of the issuer), as disclosed by the issuer in the 2023 Share Subscription Agreement, and (ii) 18,927,876 ordinary shares of the issuer issued under the 2023 Share Subscription Agreement.

CUSIP No.	23344D108

1	Names of Reporting Persons JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 562,243,238 ordinary shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 562,243,238 ordinary shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 562,243,238 ordinary shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 53.9% (2)
14	Type of Reporting Person (See Instructions) CO

(1)

Includes (i) 543,635,690 ordinary shares of the issuer directly held by JD Sunflower Investment Limited and (ii) 18,607,548 ordinary shares of the issuer (represented by 4,651,887 ADSs) directly held by Windcreek Limited. Each of JD Sunflower Investment Limited and Windcreek Limited is a direct wholly-owned subsidiary of JD.com Investment Limited, which is in turn a direct wholly-owned subsidiary of JD.com, Inc. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of JD.com, Inc. and JD.com Investment Limited may be deemed to beneficially own all of the ordinary shares of the issuer (including ordinary shares of the issuer represented by ADSs) held by JD Sunflower Investment Limited and Windcreek Limited respectively in the Issuer and share with JD Sunflower Investment Limited and Windcreek Limited respectively the voting power and dispositive power of such shares.

(2)

The percentage is calculated based on a total of 1,043,864,002 ordinary shares of the issuer issued and outstanding, comprising of (i) 1,024,936,126 ordinary shares of the issuer issued and outstanding as of April 25, 2023 (excluding 50,577,604 ordinary shares of the issuer reserved for future exercise of certain granted share options under the 2015 Equity Incentive Plan and the 2020 Share Incentive Plan of the issuer), as disclosed by the issuer in the 2023 Share Subscription Agreement, and (ii) 18,927,876 ordinary shares of the issuer issued under the 2023 Share Subscription Agreement.

CUSIP No.	23344D108

1	Names of Reporting Persons JD Sunflower Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 543,635,690 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 543,635,690 ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 543,635,690 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 52.1% (1)
14	Type of Reporting Person (See Instructions) CO

(1)

The percentage is calculated based on a total of 1,043,864,002 ordinary shares of the issuer issued and outstanding, comprising of (i) 1,024,936,126 ordinary shares of the issuer issued and outstanding as of April 25, 2023 (excluding 50,577,604 ordinary shares of the issuer reserved for future exercise of certain granted share options under the 2015 Equity Incentive Plan and the 2020 Share Incentive Plan of the issuer), as disclosed by the issuer in the 2023 Share Subscription Agreement, and (ii) 18,927,876 ordinary shares of the issuer issued under the 2023 Share Subscription Agreement.

CUSIP No.	23344D108

1	Names of Reporting Persons Windcreek Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,607,548 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,607,548 ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,607,548 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.8% (1)
14	Type of Reporting Person (See Instructions) CO

(1)

The percentage is calculated based on a total of 1,043,864,002 ordinary shares of the issuer issued and outstanding, comprising of (i) 1,024,936,126 ordinary shares of the issuer issued and outstanding as of April 25, 2023 (excluding 50,577,604 ordinary shares of the issuer reserved for future exercise of certain granted share options under the 2015 Equity Incentive Plan and the 2020 Share Incentive Plan of the issuer), as disclosed by the issuer in the 2023 Share Subscription Agreement, and (ii) 18,927,876 ordinary shares of the issuer issued under the 2023 Share Subscription Agreement.

CUSIP No.	23344D108

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being jointly filed by JD.com, Inc. (“JD”), JD.com Investment Limited (“JD Investment”), JD Sunflower Investment Limited (“JD Sunflower”) and Windcreek Limited (“Windcreek,” together with JD, JD Investment and JD Sunflower, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 4, 2022, as amended by Amendment No.1 to Schedule 13D filed with the SEC on April 26, 2023 (collectively, the “Original Schedule 13D,” together with this Amendment No. 2, the “Statement”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The closing under the 2023 Share Subscription Agreement has taken place on April 28, 2023, and the 2023 Subscription Shares have been issued to JD Sunflower by the Issuer.

Item 5. Interest in Securities of the Issuer.

Items 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

The information contained on each of the cover pages of this Statement and the information set forth or incorporated in Item 4 are hereby incorporated herein by reference.

(a) As of the date hereof, JD Sunflower directly holds 543,635,690 Ordinary Shares, representing 52.1% of the Issuer’s outstanding Ordinary Shares, and Windcreek directly holds 18,607,548 Ordinary Shares (represented by 4,651,887 ADSs), representing 1.8% of the Issuer’s outstanding Ordinary Shares.

As of the date hereof, JD Investment may be deemed to have beneficial ownership of 562,243,238 Ordinary Shares, representing 53.9% of the Issuer’s outstanding Ordinary Shares, including 543,635,690 Ordinary Shares directly held by JD Sunflower and 18,607,548 Ordinary Shares (represented by 4,651,887 ADSs) directly held by Windcreek. JD Investment is the sole shareholder of each of JD Sunflower and Windcreek. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, JD Investment may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) held by JD Sunflower and Windcreek respectively.

As of the date hereof, JD may be deemed to have beneficial ownership of 562,243,238 Ordinary Shares, representing 53.9% of the Issuer’s outstanding Ordinary Shares, including 543,635,690 Ordinary Shares directly held by JD Sunflower and 18,607,548 Ordinary Shares (represented by 4,651,887 ADSs) directly held by Windcreek. JD is the sole shareholder of JD Investment and therefore indirectly owns all the outstanding shares of each of JD Sunflower and Windcreek. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, JD may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) held by JD Sunflower and Windcreek respectively.

The above disclosure of percentage information was calculated based on a total of 1,043,864,002 Ordinary Shares issued and outstanding, comprising of (i) 1,024,936,126 Ordinary Shares issued and outstanding as of April 25, 2023 (excluding 50,577,604 Ordinary Shares reserved for future exercise of certain granted share options under the 2015 Equity Incentive Plan and the 2020 Share Incentive Plan of the Issuer), as disclosed by the Issuer in the 2023 Share Subscription Agreement, and (ii) 18,927,876 Ordinary Shares issued under the 2023 Share Subscription Agreement.

CUSIP No.	23344D108

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 4 is hereby incorporated by reference in this Item 6.

The closing under the 2023 Share Subscription Agreement has taken place on April 28, 2023, and the 2023 Subscription Shares have been issued to JD Sunflower by the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated March 4, 2022, by and among JD.com, Inc., JD.com Investment Limited, JD Sunflower Investment Limited and Windcreek Limited.

99.2	Share Subscription Agreement, dated March 22, 2021, by and between Dada Nexus Limited and JD Sunflower Investment Limited (incorporated herein by reference to Exhibit 4.11 to annual report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 31, 2021).

99.3*	Amendment to Share Subscription Agreement, dated February 25, 2022, by and between Dada Nexus Limited and JD Sunflower Investment Limited.

99.4*	English translation of Business Cooperation Agreement, dated February 28, 2022, by and between JD.com, Inc. and Dada Nexus Limited.

99.5	Sixth Amended and Restated Shareholders Agreement, dated August 8, 2018, by and among JD Sunflower Investment Limited, the Issuer and certain other parties thereto (incorporated herein by reference to Exhibit 10.4 to Registration Statement on Form F-1 filed by the Issuer with the Securities and Exchange Commission on May 12, 2020).

99.6**	Share Subscription Agreement, dated April 25, 2023, by and between Dada Nexus Limited and JD Sunflower Investment Limited.

99.7**	English translation of 2023 Business Cooperation Agreement, dated April 25, 2023, by and between JD.com, Inc. and Dada Nexus Limited.

*	Previously filed on March 4, 2022.
**	Previously filed on April 26, 2023.

CUSIP No.	23344D108

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2023

JD.com, Inc.

	By:	/s/ Sandy Ran Xu
Name: Sandy Ran Xu
Title: Chief Financial Officer

JD.com Investment Limited

	By:	/s/ Nani Wang
Name: Nani Wang
Title: Director

JD Sunflower Investment Limited

	By:	/s/ Nani Wang
Name: Nani Wang
Title: Director

Windcreek Limited

	By:	/s/ Aini Li
Name: Aini Li
Title: Director